2035 Florida - Alabama
LONG RANGE TRANSPORTATION PLAN

SUMMARY REPORT

Adopted November 2010
Amended February 1, 2013

West Florida Regional Planning Council

Florida-Alabama TPO
Transportation Planning Organization



ATKINS


6432






2W FAIRFIELD

TPO Overview

The Florida-Alabama TPO (Transportation Planning Organization) is an independent regional transportation planning agency for Escambia County, Santa Rosa County and portions of Baldwin County, Alabama. The TPO covers an area of over 2,200 square miles and is populated by nearly 450,000 citizens. The 18-member TPO Board is made up of elected officials. Funding for the TPO comes from federal and state grants, member municipalities, and transportation agencies.

The TPO partners with agencies, governments and the public to identify and prioritize mobility needs, develop mobility plans and programs, seek and coordinate funding, and assemble resources through outreach and consensus building.

Long Range Transportation Plan (LRTP) Overview



Every five years the plan is updated. The TPO maintains the region's LRTP to guide decision-making and investment in its mobility system. Transportation projects must be included in the LRTP to receive state and federal funding, and all projects in the LRTP must have projected cost and funding sources identified. The Plan is required to have at least a 20-year time horizon and must address major roadway, transit, freight, bicycle and pedestrian, and intelligent transportation system (ITS) needs.

Since the 2025 update was completed in 2005, we've seen changes in our economy that affect how we live, travel, and pay for our transportation improvements. Our views on how we should plan for future growth continue to evolve. By 2035, our region is expected to grow by approximately 113,000 people, 47,000 households and 40,000 jobs. This update, called Transportation Blueprint 2035, takes these changes into account. We have combined a rigorous technical analysis with a multi-faceted comprehensive public involvement process to provide mobility alternatives for Northwest Florida's future.

How will we travel to work, shopping and recreational activities in 2035? What modes of transportation will take us there?

The LRTP includes a Needs Plan and a Cost Feasible Plan. The Transportation Blueprint 2035 Needs Plan is not constrained by project costs or available funding. It was developed with extensive public outreach and coordination with local and state government agencies.

Development of the 2035 Cost Feasible Plan required an evaluation of overall transportation systems needs within the context of available financial resources for mobility projects. In addition, this Plan is required to identify the year in which the expenditure of funds for each project is expected to occur.

The Cost Feasible Plan must consider the amount of funding available for mobility projects through the 2035 horizon year. Therefore, the Cost Feasible Plan typically matches the highest priority needs with anticipated future funds. Only those financial resources that can reasonably be expected to be available can be used to identify existing and forecasted revenues.

The process followed for the Transportation Blueprint 2035 Plan Update is below.


VISIONING
GOALS & OBJECTIVES
NEEDS PLAN
FINANCIAL RESOURCES
COST FEASIBLE PLAN
PLAN ADOPTION

Goals & Objectives



Defining goals and objectives is an important step in the update of the LRTP. These goals and objectives are the policy statements of the Florida-Alabama TPO and serve as the guiding principles for the development of the plan update.

In addition, the Goals and Objectives served as the basis for the Project Evaluation Criteria. These criteria assisted the TPO in the selection and ranking of projects to be included in the Cost Feasible Plan.

The LRTP Focus Group, made up of business and community leaders, met to identify key features of the region. These features ranged from what makes the region special to what is needed to make the region grow and prosper over the next 20 years.

That input was used to draft the Goals and Objectives for the update. The Goals are the desired outcomes. The Objectives are specific, measurable, achievable mileposts used to quantify if the desirable outcomes are being achieved.

To guide the development of the transportation plan's goals and objectives, the Focus Group along, with the TPO's Technical and Citizens Advisory Committees, developed the following vision and mission statements:

***Vision Statement:* To provide a multi-modal transportation system that improves quality of life in the TPO Service Area.**

***Mission Statement:* To create a transportation system that offers options for all users and is efficient, safe, sustainable, and attractive.**

Eight goals were developed in association with the overall mission. These goals were used to guide the development of the Transportation Blueprint 2035 LRTP Update.

Goal A: Support the economic vitality of the TPO region & efficiency of the transportation system.

Goal B: Encourage a multi-modal network of user-friendly transportation systems for the movement of goods and people.

Goal C: Promote efficiency and effectiveness within the transportation system and the planning process.

Goal D: Promote a sustainable, integrated transportation infrastructure system that is environmentally-friendly.

Goal E: Preserve the existing transportation system and highlight community focal points.

Goal F: Enhance quality of life factors that will attract industry and skilled workers and assist disabled and elderly populations.

Goal G: Enhance the safety and security of the transportation system.

Goal H: Enhance the security of the transportation system.

Public Involvement



TPO staff reached out to the public through regional and community meetings and online forums to identify our mobility needs for the future. The LRTP update was aided by a Focus Group that met three times throughout the plan update to review the Goals & Objectives, the draft Needs Plan and the Cost Feasible Plan. Additionally, a series of public workshops were held throughout the study area to solicit input from the general public on the development of both the Needs and Cost Feasible plans. All of this information was posted on the TPO's web site as well as on a Facebook page for the Plan.

2035 Needs Plan



As previously discussed, the Needs Plan is not constrained by funding availability. The first step in the development of the Transportation Blueprint 2035 Needs Plan was an analysis of anticipated mobility demand. This was accomplished by working with local governments in determining where people would be living and working in 2035.

The next step involved estimating the demand on the transportation network in 2035 using a travel demand model. This analysis provided data on which roadways are failing or would have demands beyond their capacity.

Using the information on the failing roadways, alternatives for addressing the deficiencies were developed and reviewed by the public, the Focus Group, & the TPO advisory committees.

The resulting 2035 multi-modal Needs Plan was adopted by the TPO on June 9, 2010.

Over 90 roadway, ITS and transit projects costing nearly $7.1 billion, and over 260 bicycle and pedestrian projects costing over $220 million, were identified in the Needs Plan.

Financial Resources



Estimates of Federal and State funds available for transportation projects through the year 2035 were provided by the Florida Department of Transportation. These funds are derived from State and Federal gas tax revenues and total approximately **$342 million** (2010 dollars). This includes over $100 million in Strategic Intermodal System (SIS) funds that, by Florida policy, may only be spent on that roadway system.

2035 Cost Feasible Plan



The development of the Cost Feasible Plan for the Florida-Alabama TPO required an evaluation of overall transportation system needs within the context of available funds for mobility projects.

The 2035 Cost Feasible Plan must include revenue in five-year increments as well as project costs to reflect future year costs.

Project costs are then budgeted against forecasted revenues for each period while matching the mobility demands of the periods. Therefore, the Cost Feasible Plan typically matches the highest priority needs with the anticipated revenue.

The 2035 Cost Feasible Plan establishes the priorities for needed mobility projects and underscores the value the community places on investments in various modes of travel. How an area chooses to spend its limited financial resources presents the clearest picture of its priorities for long-range mobility improvements.

The 2035 Cost Feasible Plan was adopted by the TPO on **November 10, 2010**. In addition to the roadway projects, the Cost Feasible Plan includes Corridor Management projects, ITS projects, high-capacity transit projects, and funding for projects identified in the Bicycle & Pedestrian Master Plan and the regional Freight Master Plan.

The 2035 Cost Feasible Plan has funding for 36 roadway, transit, bicycle and pedestrian projects costing just over **$552 million in Year of Expenditure dollars.** Based on the revenue projections for state and federal funds along with programmed local funds, projects phases not funded in the 2035 Cost Feasible Plan (CFP) will be funded after 2035. Additional or alternate revenue sources could allow for projects to be moved into the CFP.

COST FEASIBLE BOXED FUNDS

Corridor Management Studies
$130,000 annually

Projects to Implement Corridor Management Plan Improvements
$1,500,000 annually

Projects to Implement Bicycle & Pedestrian Master Plan Projects
$350,000 annually

Projects to Implement ITS Master Plan Projects
$1,230,000 annually

Public Transportation Capital Improvements
$300,000 annually

Transit Operations and Maintenance Funding for Existing Transit Services
$3,481,816 annually

Bicycle & Pedestrian Master Plan



As a parallel effort to the update to the 2035 LRTP, the Florida-Alabama TPO completed an update of the Bicycle and Pedestrian Master Plan. This plan was adopted by the TPO in **December 2010**. The TPO and its partners recognize the numerous benefits of bicycling, walking, and of providing related transportation facilities. Among these benefits are:

- Improved public health and the corresponding reductions in health care costs;
- Reduced energy consumption and dependence on foreign energy sources;

Bicycle and Pedestrian Master Plan (continued)

- Reduced greenhouse gas emissions and associated air quality improvements, perceived improvements in quality of life;
- Increased disposable income and related regional economic stimulus; and
- Greater transportation options for all residents.

The Bicycle & Pedestrian Master Plan identifies over 200 priority projects for the region. These include construction of sidewalks and bike lanes, and restriping of shoulders. The 2035 Cost Feasible Plan includes funding for the Bicycle & Pedestrian Master Plan at $350,000 annually.

Intelligent Transportation Systems (ITS)


HIGHWAY
INFO

ITS is a program that uses modern computers and communications to make travel smarter, faster, safer and more convenient. Here are just a few of the ways ITS helps the traveling public:

- Intelligent traffic control systems help us by reducing the time we spend stopped at red lights or waiting on freeways when an accident occurs.
- Automatic toll collection moves vehicles more quickly through toll booths, thereby reducing congestion and pollution.
- Traveler information systems help us by giving us current, multi-modal information on travel conditions allowing us to make smarter choices about how, when and where to travel.
- In-vehicle systems help by giving us in-vehicle maps, guiding us to our destination and improving our safety by automatically notifying emergency services when and where an accident occurs.
- Advanced transit systems help transit agencies operate more efficiently and provide travelers with real time information that makes using transit easier and more attractive.
- Intelligent commercial vehicle systems help commercial vehicle operators process the paperwork associated with moving goods.

In **October 2010**, the TPO adopted the Regional ITS Master Plan. The 2035 Cost Feasible Plan includes funding for ITS projects at $24 million over the life of the Plan.

More Information



The Florida-Alabama TPO welcomes your input, questions, and comments on the Long Range Transportation Plan (LRTP) and other planning activities of the TPO. The TPO's website contains information related to the Plan Update as well as other TPO documents including the various Master Plans referenced here. Visit www.wfrpc.org for more information, find us on Facebook or contact **Mr. Gary Kramer, LRTP Manager** at (850) 332-7976 x219.

The Transportation Blueprint 2035 Cost Feasible Plan contains 27 roadway projects, general funding allocations for Corridor Management Studies, transit, ITS and projects from the bicycle/pedestrian and regional freight master plans.

A project list and map of the 2035 Cost Feasible Plan may be found on the reverse side.

TRANSIT PROJECTS


PROJECT LIST
A Express Bus - East
From Downtown Pensacola
to SR 281 & SR 87 via I-10
B Express Bus - Southeast
From Downtown Pensacola
to Garcon Point and Navarre via US 98
C Express Bus - Northwest
From Downtown Pensacola
to Nine Mile Road via I-10
D Express Bus - Southwest
From Downtown Pensacola
to Lillian, AL via US 98
E Express Bus - Northeast
From Downtown Pensacola
to Milton via US 90
F Express Bus - Navarre East
From Navarre
to Hurlburt Field (Okaloosa County)
G Ferry Service
From Downtown Pensacola
to Pensacola Beach
H Ferry Service
From Downtown Pensacola
to Fort Pickens
I Commuter Rail - East
From Downtown Pensacola to Milton
J Commuter Rail - West
From Downtown Pensacola
to Cantonment Area
ESCAMBIA COUNTY
SANTA ROSA COUNTY
ALABAMA
Milton
Lillian
Pensacola
Navarre
Escambia Bay
East Bay
Pensacola Bay
Perdido Bay
Gulf of Mexico
LEGEND
Unfunded
Funded / Partially Funded
Project ID Letter
Express Bus Route
Commuter Rail Route
Ferry Service Route
Rail Station
Park-N-Ride
Interstate Highway
US Highway
State Road
County Road

Florida-Alabama

TPO

Transportation Planning Organization

West Florida Regional Planning Council
4081 E. Olive Road - Suite A
Pensacola, FL 32514
Phone (850) 332-7976
Fax (850) 637-1923

www.wfrpc.org

PROJECT LIST

1. Main Street (from Barrancas Avenue to "B" Street) Improve to 3 Lane Facility
2. Main Street (from "B" Street to Baylen Street) Improve to 3 Lane Facility
3. Main Street (from Baylen Street to Tarragona Street) Improve to 3 Lane Facility
4. Bayfront Parkway (from Tarragona Street to Chase Street) Improve to 3 Lane Facility
5. Bell Lane (from Sterling Way to US 90) Widen to 4 Lanes
6. Bell Lane Extension (from US 90 to Willard Norris Road) New 4 Lane Facility
7. Berryhill Road (CR 184A) (from Five Points to West Spencer Field Road) Widen to 4 Lanes
8. Burgess Road (SR 742) (from US 29 (SR 95) to I-110 Overpass) Realign/Widen to 4 Lanes
9. Burgess Road (SR 742) (from Old Palafox Highway to Davis Highway (SR 291)) Realign / Widen to 4 Lanes
10. College Parkway Extension (from Brent Lane (SR 296) to Trinity Drive) New 2 Lane Facility
11. East Spencer Field Road (from US 90 (SR 10) to South Spencer Field Road) Widen to 4 Lanes
12. Eglin Field / Hurlbert Field Bypass (from SR 87 South into Okaloosa County) New 4 Lane Facility
13. Five Points Intersection Improvement Major Intersection Improvement
14. I-10 (from Alabama State Line to Beulah Road Overpass) Widen to 6 Lanes
15. I-10 (from Beulah Road Overpass to Nine Mile Road (SR 10)) Widen to 6 Lanes
16. I-10 (from Nine Mile Road (SR 10) to US 29 (SR 95)) Widen to 6 Lanes
17. I-10 (from West of US 29 (SR 95) to West of Davis Highway (SR 291)) Widen to 6 lanes
18. I-10 (from Escambia Bay Bridge to Avalon Boulevard (SR 281)) Widen to 6 Lanes
19. I-10 (from Avalon Boulevard (SR 281) to SR 87 South) Widen to 6 Lanes
20. I-10 (from SR 87 South to Okaloosa County Line) Widen to 6 Lanes
21. I-10 @ Beulah Road New Interchange
22. I-10 @ US 29 Modified Interchange
23. I-10 @ 9th Avenue New Interchange
24. I-10 to I-65 Connector (from I-10 (SR 8) to I-65 (Alabama)) New 4 Lane Facility
25. Navarre Beach Causeway (from US 98 (SR 30) to Gulf Boulevard (SR 399)) Improved 2 Lane Facility
26. Navarre Community Access Road (from Edgewood Drive to East of SR 87) New 2 Lane Facility
27. New Pensacola Bay Bridge (South) (from Pensacola to Gulf Breeze Peninsula) New 4 Lane Bridge
28. Nine Mile Road (US 90A) (from CR 297 (Pine Forest Road) to US 29 (SR 95)) Widen to 4 Lanes
29. Nine Mile Road (US 90A) (from I-10 (SR 8) to CR 297 (Pine Forest Road)) Widen to 4 Lanes
30. Nine Mile Road (US 90A) (from US 29 (SR 95) to University Parkway) Widen to 6 Lanes
31. Nine Mile Road (US 90A) (from University Parkway to Davis Highway (SR 291)) Widen to 6 Lanes
32. Nine Mile Road (US 90A) (from Davis Highway (SR 291) to Scenic Highway (SR 10A)) Widen to 6 Lanes
33. 9th Avenue (SR 289) (from Bayou Boulevard (SR 296) to Langely Avenue) Widen to 6 Lanes
34. 9th Avenue (SR 289) (from Langley Avenue to Olive Road (SR 290)) Widen to 6 Lanes
35. Pinestead-Longleaf Connector (from SR 297 (Pine Forest Road) to US 29 (SR 95)) Realign / Widen to 4 Lanes
36. SR 173 (Blue Angel Parkway) (from SR 292 (Gulf Beach Highway) to US 98) Widen to 4 Lanes
37. SR 173 (Blue Angel Parkway) (from US 98 to Saufley Field Road (SR 296)) Widen to 4 Lanes
38. SR 173 (Blue Angel Parkway) (from Saufley Field Road (SR 296) to Pine Forest Road (SR 297)) Widen to 4 Lanes
39. SR 290 (Olive Road) (from Old Palafox Highway (CR 95A) to Davis Highway (SR 291)) Widen to 3 Lanes
40. SR 290 (Olive Road) (from Davis Highway to 9th Avenue (SR 289)) Widen to 3 Lanes
41. SR 290 (Olive Road) (from 9th Avenue (SR 289) to Scenic Highway (SR 10A)) Widen to 3 Lanes
42. SR 292 (Perdido Key Drive) (from Alabama State Line to Gulf Beach Highway / Innerarity Point Road) Widen to 4 Lanes
43. SR 292 (Sorrento Road) (from Gulf Beach Highway / Innerarity Point Road to SR 173 (Blue Angel Parkway)) Widen to 4 Lanes
44. SR 292 (Gulf Beach Highway) (from SR 173 (Blue Angel Parkway) to Fairfield Drive (SR 727)) Widen to 4 Lanes
45. SR 292 (Gulf Beach Highway) (from Fairfield Drive (SR 727) to Navy Boulevard (SR 295)) Widen to 4 Lanes
46. SR 297 (Pine Forest Road) (from I-10 (SR 8) to Nine Mile Road (SR 10)) Widen to 4 Lanes
47. CR 297 (Pine Forest Road) (from Nine Mile Road (SR 10) to Nine 1/2 Mile Road) Widen to 4 Lanes
48. SR 727 (Fairfield Drive) (from US 90 (Mobile Highway) to Lillian Highway (CR 298)) Widen to 4 Lanes
49. SR 727 (Fairfield Drive) (from Lillian Highway (CR 298) to US 98 (SR 30)) Widen to 4 Lanes
50. SR 742 (Creighton Road) (from Forest Glen Drive (east of 9th Avenue) to Scenic Highway (US 90)) Widen to 4 Lanes
51. SR 87 South (from Eglin Air Force Base Boundary to CR 184) Widen to 4 Lanes
52. SR 87 North (from CR 87A (Langley Street) to TPO Urban Area Boundary) Widen to 4 Lanes
53. SR 87 Connector (from SR 87 South to SR 87 North) New 4 Lane Facility
54. Sterling Way (from Bell Lane to Avalon Boulevard (SR 281)) Widen to 4 Lanes
55. US 29 (from I-10 (SR 8) to Nine 1/2 Mile Road (SR 10)) Widen to 6 Lanes
56. US 29 (from Nine 1/2 Mile Road (SR 10) to CR 95A) Widen to 6 Lanes
57. US 29 Connector (from US 90 (SR 10) to US 29 (SR 95)) New 4 Lane Facility
58. US 90 (from US 90 / US 98 Connector to US 29 Connector) Widen to 4 Lanes
59. US 90 (from US 90 (Scenic Highway) to East Spencer Field Road) Widen to 6 Lanes
60. US 90 (from East Spencer Field Road to Avalon Boulevard (SR 281)) Widen to 6 Lanes
61. US 90 (from Avalon Boulevard (SR 281) to SR 87 North (Stewart Street)) Widen to 6 Lanes
62. US 90 (from Glover Lane / Old Highway 90 to Airport Road) New/Realigned 4 Lane Facility
63. US 90 (from Airport Road to S.A. Jones Road) Widen to 4 Lanes
64. US 90 / US 98 Connector (from US 98 (SR 30) to US 90 (SR 10)) New 2 Lane Facility
65. US 98 (from US 90 / US 98 Connector to SR 173 (Blue Angel Parkway)) Widen to 4 Lanes
66. US 98 (Pensacola Bay Bridge) (from Pensacola to Gulf Breeze) New (Replace) 6 Lane Bridge
67. US 98 (from East end of Naval Live Oaks to CR 191B) Widen to 6 Lanes
68. US 98 (from CR 191B to Bergren Road) Widen to 6 Lanes
69. US 98 (from Bergren Road to Belle Meade Circle) Widen to 6 Lanes
70. US 98 (from Belle Meade Circle to Okaloosa County Line) Widen to 6 Lanes
71. Watkins Street Extension (from US 90 (SR 10) to Sterling Way) Improved/New 2 Lane Facility
72. Whiting Field Circle (from Langley Street to SR 87 North) Improved/Realigned 2 Lane Facility
73. Woodbine Road (from US 90 (SR 10) to Five Points Intersection) Widen to 4 Lanes
74. Outer Beltway Connector (from SR 87 (Santa Rosa County) to US 29 (Escambia County)) New 4 Lane Limited Access Facility*
75. I-110 (from Cervantes Street to Terminus (Gregory Street/Chase Street)) Reconstruct as an At-grade Arterial*
76. Fairfield Drive (from US 98 to 9th Avenue) Corridor Management Strategies
77. Gulf Beach Highway (from Blue Angel Parkway to Navy Boulevard) Corridor Management Strategies
78. Navy Boulevard (from SR 292 (New Warrington Road Leg C) to SR 292 (Gulf Beach Highway)) Corridor Management Strategies
79. US 90 (from SR 87 South (Santa Rosa County) to Woodbine Road) Corridor Management Strategies
80. US 98 (from SR 87 South (Santa Rosa County) to Pensacola Bay Bridge) Corridor Management Strategies
81. 17th Avenue (from US 98 to Cervantes Street) Other Operational Improvements
82. Langley Avenue / Tippin Avenue / 9th Avenue Major Intersection Improvement

* Project need is beyond 2035.



I-10 to I-65 Connector
ESCAMBIA COUNTY
SANTA ROSA COUNTY
ALABAMA
PENSACOLA
Escambia Bay
East Bay
Pensacola Bay
Perdido Bay
Gulf of Mexico
LEGEND
Unfunded
Funded / Partially Funded
Project ID Number
2-Lane
3-Lane Continuous
4-Lane
6-Lane
New 2-Lane
New 4-Lane
Corridor Study
Intersection Project
Interchange Project
Other Strategy or Operational Improvement